Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Qubittech, Inc.	Delaware

Qubittech International, Inc.	Delaware

Qubittech Federal, Inc.	Delaware

QI Solutions, Inc.	Delaware

QPhoton, LLC	Delaware